StoneCo. Announces New Share Repurchase Program of up to R$ 2 billion

GEORGE TOWN, Grand Cayman, May 08th, 2025 - StoneCo Ltd. (Nasdaq: STNE) (“Stone” or “the Company”) announces that its Board of Directors, pursuant to written resolutions dated May 08th, 2024, has authorized a share repurchase program, under which Stone may repurchase up to R$2 billion in outstanding Class A common shares. The program approved does not have a fixed expiration date.

This new share repurchase program replaces the previous share repurchase program announced by Stone on November 22nd, 2024. Under the former program, Stone repurchased a total of 29,305,630 shares at an average price of US$ 9.51 per share, totaling R$1.65 billion.

About StoneCo

Stone Co. is a leading provider of financial technology solutions that empower merchants to conduct commerce seamlessly accross multiple channels and help them grow their businesses with our payments, banking, credit and software solutions.

Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. These statements identify prospective information and may include words such as “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast,” “plan,” “predict,” “project,” “potential,” “aspiration,” “objectives,” “should,” “purpose,” “belief,” and similar, or variations of, or the negative of such words and expressions, although not all forward-looking statements contain these identifying words.

Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond Stone’s control.

Stone’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to: more intense competition than expected, lower addition of new clients, regulatory measures, more investments in our business than expected, and our inability to execute successfully upon our strategic initiatives, among other factors.

Contact:

Investor Relations

investors@stone.co